04004170

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Blvd., Suite 200
(No. and Street)

Beachwood (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Zlatin (216) 595-0987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Zlatin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramat Securities, Ltd., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL LEWIS
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga Cty
My Comm. Exp. 1/7/09

NOTARIAL SEAL STATE OF OHIO

Financial Statements
and Supplemental Information

Ramat Securities Ltd.

For the Year Ended December 31, 2003
With Independent Auditor's Report

Ramat Securities Ltd.
Financial Statements and Additional Information
For the Year Ended December 31, 2003

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

To the Members
Ramat Securities, Ltd.

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 20, 2004

Ramat Securities Ltd.
Statement of Financial Condition
as of
December 31, 2003

Assets

Assets	
Cash	$ 6,350
Dividends receivable	99,031
Interest receivable	277,006
Securities owned at market value	58,412,985
Furniture and equipment at cost, less accumulated depreciation of $54,958	9,541
	$58,804,913

Liabilities and Members' Equity

Liabilities	
Payable to clearing broker	$23,795,872
Securities sold, but not yet purchased, at market value	6,483,899
	30,279,771
Members' equity	28,525,142
	$58,804,913

The accompanying notes are an integral part of these financial statements.

Ramat Securities Ltd.
Statement of Income
For the Year Ended December 31, 2003

Revenue	
Trading income	$27,989,587
Interest and dividend income	3,087,688
Other income	699,866
Total Revenue	31,777,141
Expenses	
Interest	575,668
Clearing charges and communications	150,956
Professional fees	110,072
Rent	10,471
Fees and registrations	10,682
Depreciation and amortization	4,695
Other operating expenses	568,831
Total Expenses	1,431,375
Net Income	$30,345,766

The accompanying notes are an integral part of these financial statements.

Ramat Securities Ltd.
Statement of Members' Capital
For the Year Ended December 31, 2003

Members' capital - beginning of year	$11,174,041
Current earnings	30,345,766
Distribution to members	(12,994,665)
Members' capital - end of year	$28,525,142

The accompanying notes are an integral part of these financial statements.

Ramat Securities Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$30,345,766
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,695
(Increase) decrease in operating assets and liabilities	
Dividends receivable	69,019
Interest receivable	(87,201)
Securities owned, net	(29,124,302)
Payable-clearing broker, net	6,455,203
Securities sold short, net	5,330,630
Net Cash Provided (Used) in Operating Activities	(17,356,651)
Cash flows provided (used) in financing activities:	
Distribution to members	(4,994,665)
Redemption of member units	(8,000,000)
Net Cash Provided (Used) by Financing Activities	(12,994,665)
Net increase (decrease) in cash	(855)
Cash at the beginning of the year	7,205
Cash at the end of the year	$ 6,350

The company paid $575,668 in interest and $30,915 in income taxes during the year.

The accompanying notes are an integral part of these financial statements.

Ramat Securities Ltd.
Notes to Financial Statements
For the Year Ended December 31, 2003

Note 1 - Significant Accounting Policies

Nature of Business - Ramat Securities Ltd. ("the Company") was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the National Association of Securities Dealers, Inc. as a broker/dealer. The Company is involved in the trading of fixed income securities, equity securities, options, and commodities futures.

Securities and Commodities Transactions - Securities and commodities transactions are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis.

Income Taxes - There is no provision for income taxes in the accompanying financial statements. The members of this limited liability company are to include their respective share of profits and losses in their individual and corporate tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Note 2 - Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading securities at quoted market values, as illustrated below.

	Owned	Sold But Not Yet Purchased
Corporate bonds	$19,719,387	$ 0
Corporate stocks	37,929,298	6,483,899
Options, warrants and other	764,300	0
	$58,412,985	$6,483,899

Note 3 - Payable to Clearing Broker

The payable to clearing broker is for the Company's transactions and is collateralized by the Company's securities. Interest is at a fluctuating rate that corresponds to the broker call rate.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $18,372,271 which was $18,272,271 in excess of its required net capital of $100,000.

Note 5 - Leases

The Company leases the property used for its business location for sixty-four months starting March 1, 2002 through June 30, 2007 for $2,779.00 per month.

Future minimum lease commitments follow:

2004	$30,954
2005	30,954
2006	30,954
2007	15,477
2008	0

Note 6 - Equity

During 2003, the Company redeemed all 8,000 Class A special membership units at $1,000 per unit.The accumulated preferred dividends in the amount of $494,665 were paid. The Company also made an additional distribution to members of $4,500,000 during 2003.

Note 7 – Related Party Transactions

During 2003, the Company paid consulting fees to a firm which is wholly-owned by a member. Fees paid for the year ended December 31, 2003 for services rendered totaled $87,200.

Ramat Securities Ltd.

Supplemental Information
as of
December 31, 2003

Ramat Securities, Ltd.
Computation of Net Capital
as of
December 31, 2003

Computation of Net Capital	
Total members' capital	$28,525,142
Deductions and Charges:	
Non-allowable assets:	
Furniture and equipment, net	9,541
Net Capital Before Haircuts on Security Positions	28,515,601
Haircuts on securities:	
Trading and investment securities:	
Debt securities	2,957,908
Options	380,500
Other securities	5,689,890
Undue concentration	1,115,032
	10,143,330
Net Capital	$18,372,271
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	0
Minimum dollar requirement	$ 100,000
Excess net capital	$18,272,271
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$18,372,271
Computation of aggregate indebtedness	
Total liabilities	$30,279,771
Total aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	.00 to 1

Ramat Securities, Ltd.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2003
Net capital, as reported in Company's form X-17a-5, Part IIA	$18,363,688
Net audit adjustments	8,583
Net capital, as reported in Schedule I	$18,372,271

Inasmuch as Ramat Securities, Ltd. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Members
Ramat Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Ramat Securities, Ltd., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the SEC's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 23, 2004